                                                               File No. 33-51529

As filed with the Securities and Exchange Commission on March 23, 1994
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                          AMENDMENT No. 2 TO FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           CITIZENS UTILITIES COMPANY

             \\(Exact name of registrant as specified in charter)\\

DELAWARE
\\(State or other jurisdiction of incorporation or organization)\\

06-0619596
\\(IRS employer identification number)\\

           High Ridge Park, Bldg. No. 3, Stamford, Connecticut 06905
                                 (203) 329-8800

   \\(Address including zip code and telephone number including area code, of registrant's principal executive offices)\\

                               ROBERT J. DESANTIS
                          Vice President and Treasurer
                           Citizens Utilities Company
                          High Ridge Park, Bldg. No. 3
                          Stamford, Connecticut 06905
                            Tel. No. (203) 329-8800

\\(Name, address, including zip code, and telephone number,including area code, of agent for service)\\

                                   Copies to:
JONATHAN CHURCHILL                             FRANCIS H. TWEED
Boulanger, Hicks, Stein & Churchill, P.C.      Simpson Thacher & Bartlett
135 East 57th Street                           425 Lexington Avenue
New York, New York  10022                      New York, New York  10017-3909
Tel. No. (212) 838-5600                        Tel. No. (212) 455-2000
                  ____________________________________________

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
                  ____________________________________________



    Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus herein also relates to the remaining $150,000,000 of securities of registrant covered by Registration Statement No. 33-44069. The enclosed Prospectus constitutes Post-effective Amendment No. 3 to said Registration Statement No. 33-44069 to cover up to $150,000,000 of debt and equity securities of registrant, which registrant hereby requests be declared effective at the same time as the within registration statement.



_____________________

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED MARCH 23, 1994


PROSPECTUS

                                 $1,000,000,000

                           CITIZENS UTILITIES COMPANY

                                   SECURITIES

                     --------------------------------------

          Citizens Utilities Company (the "Company" or "Citizens") may offer, from time to time, debt securities consisting of unsecured debentures, in one or more series (the "Debt Securities"); preferred stock, in one or more series (the "Preferred Stock"); and its Common Stock, Series A and/or Series B (the "Common Stock" and together with the Debt Securities and Preferred Stock, the "Securities") in amounts, at prices and on terms to be determined at the time of sale. The aggregate offering price of the Securities will not exceed $1,000,000,000.

          For each offering of Securities for which this Prospectus is being delivered there will be an accompanying Prospectus Supplement (the "Prospectus Supplement") that will set forth, with respect to Debt Securities, the designation, principal amount, interest rate, interest payment dates, maturity (not less than nine months nor more than fifty years), public offering price, any redemption or sinking fund provisions, and any other specific terms; with respect to Preferred Stock, the specific number of shares, liquidation value, dividend rate (or method of calculation thereof), public offering price, any redemption and sinking fund terms and other specific terms; and, with respect to Common Stock, the specific number of shares, the designation, the public offering price and other specific terms of the offering. The outstanding shares of Common Stock are, and the new Common Stock will be, listed on the New York Stock Exchange.

                     --------------------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION  NOR  HAS  THE  SECURITIES  AND  EXCHANGE
                 COMMISSION OR ANY STATE SECURITIES COMMISSION
                    PASSED UPON THE ACCURACY OR ADEQUACY OF
                    THIS PROSPECTUS.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.
                     --------------------------------------

          The Company may offer the Securities through underwriters, through dealers, directly to one or more institutional purchasers or through agents. See "Plan of Distribution." The Prospectus Supplement will set forth the names of the underwriters, dealers or agents, if any, any applicable commissions or discounts and the gross and net proceeds to the Company from the sale of Securities.

                     --------------------------------------

              The date of this Prospectus is March   , 1994

          No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus or any Prospectus Supplement in connection with an offer made by this Prospectus or any Prospectus Supplement and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any other person, underwriter, dealer or agent. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained herein is current as of any time subsequent to the date hereof. This Prospectus and any Prospectus Supplement do not constitute an offer or solicitation by anyone in any State in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                          ----------------------------

                             AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. and at its regional offices at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661, and Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Certain securities of the Company are listed on the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and reports, proxy material and other information concerning the Company may be inspected at the office of that Exchange.

                          ----------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents filed by the Company with the SEC pursuant to the 1933 Act are incorporated into this Prospectus by reference:

          The Company's Annual Report on Form 10-K/A for the year ended December 31, 1993 and the schedules to the Company's Annual Report on Form 10-K for the year ended December 31, 1992 filed by amendment on Form 8 on April 27, 1993.


          The Company's Current Report on Form 8-K filed on December 15, and December 20, 1993 and the Current Report on Form 8-K/A amending the Form 8K filed on December 23, 1993 amending the Form 8-K filed December 15, 1993.

          All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents not specifically incorporated by reference herein. Requests for such copies should be directed to Office of the Secretary, Citizens Utilities Company, High Ridge Park, Bldg. No. 3, Stamford, Connecticut 06905 (telephone (203) 329-8800).

               INFORMATION CONCERNING CITIZENS UTILITIES COMPANY

                                  THE COMPANY

     Citizens is a diversified operating public utility providing telecommunications, natural gas, electric, water and wastewater services to customers in sixteen states: Arizona, California, Colorado, Hawaii, Idaho, Illinois, Indiana, Louisiana, Ohio, Oregon, Pennsylvania, Tennessee, Utah, Vermont, Washington and West Virginia. Citizens also holds a significant investment interest in Centennial Cellular Corp., a cellular telephone company serving markets with a population of approximately 4.2 million. Beginning with 1946, the Company has increased its revenues, net income, earnings per share (adjusted for intervening stock dividends and stock splits) and dividends paid every year without interruption.

     The Company, with administrative offices at High Ridge Park, Stamford, Connecticut 06905, was incorporated in Delaware in 1935 to acquire the assets and business of a predecessor corporation. Since then, the Company has grown as a result of investment in owned utility operations and numerous acquisitions of additional utility operations. It continues to consider and carry out business expansion through significant acquisitions and joint ventures in traditional public utility and related fields and the rapidly evolving telecommunications and cable television industries.

     As a result of its diversification, the Company is not dependent upon any single geographic area for its revenues, nor is the Company dependent upon any one type of utility service. Because of this diversity, no single regulatory body regulates a utility service of the Company accounting for more than 18% of its 1993 revenues. The Company is not aware of any other utility company as fully diversified in both geographic areas served and variety of services provided. The Company's operations are conducted principally in smaller communities and non-urban areas. No material part of the Company's business is dependent upon a single customer or a small group of customers. The loss of any single customer or a small group of customers would not have a materially adverse effect upon the Company. The Company's consumer connections have increased from 26,150 in 1945 to 225,389 in 1965, to 610,585 in 1985, and to
more than 1,000,000 as of December 31, 1993.



     On May 19, 1993, Citizens and GTE Corporation ("GTE") announced the signing of ten definitive agreements pursuant to which Citizens agreed to acquire from GTE, for $1.1 billion in cash, approximately 500,000 local telephone exchange access lines in nine states: Arizona, California, Idaho, Montana, New York, Oregon, Tennessee, Utah and West Virginia ("GTE Telephone Properties"). The purchases require the approval of the Federal Communications Commission and the regulatory commissions of the states in which the properties are located. On December 31, 1993, 189,000 local telephone access lines in Idaho, Tennessee, Utah and West Virginia were transferred to the Company. The remaining GTE Telephone Properties are expected to be transferred in 1994.

                                  THE BUSINESS

          Operating divisions of Citizens provide electric and gas public utility services, purchasing most of electric power needed and all gas supplies. Telecommunications, water and wastewater public utility services are provided either by divisions of Citizens or by its subsidiaries.

                         RATINGS OF COMPANY SECURITIES

          Standard & Poor's has rated the Company's outstanding publicly held Debentures and Industrial Development Revenue Bonds "AAA"; and its Commercial Paper "A-1+"; and has ranked the Company's Common Stock "A+". Each of these are the highest rating or ranking granted by Standard & Poor's. Moody's Investors Service, Inc. has assigned ratings of Aa3 to the Company's outstanding publicly held Debentures and P-1 (its highest rating) to the Company's Commercial Paper. Moody's does not rank or rate Common Stock.

          An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. A security rating is not a recommendation to buy, sell or hold securities. There is no assurance that any rating will apply for any given period of time or that a rating may not be adjusted or withdrawn.

                             FINANCIAL INFORMATION

          The following financial information including Pro Forma financial information reflecting the acquisition of GTE Telephone Properties is qualified in its entirety by, and should be read in conjunction with, the information appearing elsewhere herein and the documents and financial statements incorporated by reference herein.

                                              Revenues
                                    Year Ended December 31, 1993
                                    -----------------------------
                                           (In thousands)

  Business Sector                     Pro Forma            Actual
  ---------------                   -----------            ------
  Telecommunications                   $574,394          $177,497
  Natural Gas                           211,892           211,892
  Electric                              164,515           164,515
  Water and Wastewater                   65,488            65,488
                                     ----------          --------
  Total                              $1,016,289          $619,392
                                     ==========          ========


                   CONSOLIDATED SUMMARY FINANCIAL INFORMATION
                  (In thousands, except for per-share amounts)


                                                   Year Ended
                                               December 31, 1993                  Year Ended December 31,
                                            -------------------------     -----------------------------------
                                            Pro Forma/(1)/     Actual      1992     1991    1990     1989
                                            -------------------------     -----------------------------------
INCOME STATEMENT
- ----------------
Revenues                                    $1,016,289       $619,392     $580,464 $545,025 $528,251 $483,582
Income from
  Continuing Operations                     $  151,724       $125,630     $115,013 $112,354 $105,624 $ 97,768

Earnings Per Share of Common Stock
 from Continuing Operations /(2)/
    Series A and Series B                   $      .77       $    .71     $    .66 $    .65 $    .60 $    .53

Ratio of Earnings to Fixed Charges /(3)/           4.4            5.3          4.8      5.3      5.3      5.2

                                  As at December 31, 1993                  As at December 31,
                                  -----------------------  ----------------------------------------------
                                  Pro Forma/(4)/   Actual  1992        1991        1990        1989
                                  -----------------------  ----------------------------------------------
BALANCE SHEET
- -------------
Total Assets                      $2,983,118   $2,627,118  $1,887,981  $1,721,452  $1,491,199  $1,365,534
Long-Term Debt                    $  915,673   $  547,673  $  522,699  $  484,021  $  412,348  $  379,729
Shareholders' Equity              $1,342,486   $  974,486  $  837,271  $  719,676  $  606,229  $  541,318

Debt to Total Capital Ratio             40.5%        36.0%       38.4%       40.2%       40.5%       41.2%

Shareholders' Equity Per Share
 Series A and Series B            $     6.77   $     5.52  $     4.76  $     4.15  $     3.43  $     2.94
- ----------------------


(1) Combined Citizens' financial results with the financial results pertaining to the GTE Telephone Properties assuming the acquisitions were effective on January 1, 1993. These amounts should be read in conjunction with the Pro Forma Financial Statements presented on pages 17 and 18 this Prospectus.


(2) Series A and Series B per-share amounts have been adjusted retroactively for intervening stock dividends and stock splits. No adjustment has been made for Citizens' 1.1% 1994 first quarter stock dividend, as this adjustment is immaterial.

(3) "Earnings" consist of income from continuing operations plus fixed charges and income taxes. "Fixed Charges" consist of interest charges and an amount representing the interest factor included in rentals.


(4) Citizens' balance sheet data giving effect to the acquisitions of the GTE Telephone Properties assuming the acquisitions were effective as at December 31, 1993. These amounts should be read in conjunction with the Pro Forma Financial Statements presented on pages 17 and 18 of this Prospectus.

                            APPLICATION OF PROCEEDS

          Approximately $750 million of proceeds from the sale of the Securities is expected to be used to partially fund the acquisition of the GTE Telephone Properties. The remainder of proceeds is expected to be used to reimburse the Company's treasury for expenditures for the construction, extension, completion and improvement of utility facilities, to acquire additional public utility and related property and property in the rapidly evolving telecommunications and cable television industries, to improve service and to provide funds for the repayment of outstanding debt on such date or dates as the Company may determine from time to time.

                       CAPITAL REQUIREMENTS AND FINANCING

          The total purchase price for the GTE Telephone Properties is $1.1 billion in cash. The Company intends to permanently finance the acquisition of the GTE Telephone Properties approximately one-third from the issuance of equity securities, one-third from the issuance of debt securities and one-third from Company investments. In addition, the Company is engaged in a continuous acquisition program and expects, from time to time, to acquire additional public utility and related property and property in the rapidly evolving telecommunications and cable television industries.

          The Company carries out a continuous construction program to maintain reliable and safe service and to meet future customer service requirements. In 1994, the Company anticipates that construction, extension and improvement of service relating to existing properties and the GTE Telephone Properties will require approximately $280,000,000. The Company's construction program is under continuous review and may be revised depending on business and economic conditions, regulatory action, governmental mandates, customer demand and other factors. These capital requirements will be met from internally generated funds, the sale of Securities covered by this Prospectus, the issuance of tax-exempt debt securities and short-term borrowings.

          The Company maintains $1,200,000,000 committed bank lines of credit for general corporate purposes. As of March 22, 1994 no amounts were outstanding under the existing lines of credit.

                         DESCRIPTION OF DEBT SECURITIES

                                    GENERAL

          Debt Securities may consist of any one or more of the following types of securities: unsecured debentures, debentures convertible into equity, medium term notes, and other unsecured notes, with a maturity of not less than nine months nor more than fifty years from the date of issuance.

          For each offering of Debt Securities there will be an accompanying Prospectus Supplement that will set forth the aggregate principal amount or amounts, public offering price or prices, maturity or maturities, rate or rates and times of payment of interest, any sinking fund provisions, any redemption terms and any other special terms of such Debt Securities. If the Debt Securities are to be convertible to shares of equity securities, the accompanying Prospectus Supplement will set forth the terms of conversion. The following statements, which are qualified in their entirety by reference to the Indenture described below, are brief summaries of the provisions of the Indenture.


                 DEBENTURES AND OTHER UNSECURED DEBT SECURITIES

          Debentures and other unsecured Debt Securities will be issued under the Company's Indenture dated as of August 15, 1991, supplemented to cover two earlier issuances of debentures and as may be further supplemented by one or more supplemental indentures creating the respective series of Debentures and other unsecured Debt Securities. Chemical Bank, New York, is the trustee (the "Trustee") under the Indenture. Copies of the Indenture and any supplemental indentures (collectively hereinafter called the "Indenture") are or will be filed as exhibits to the Registration Statement. The Indenture provides generally for the issuance of Debt Securities in series. Securities issued under this Indenture are herein called the "Indenture Securities".


          Debt Securities will not be secured. Debt Securities will rank equally, unless otherwise specified in the Prospectus Supplements, with any other indebtedness which may be issued under the Indenture and other unsecured obligations of the Company except as noted. As of December 31, 1993, there was outstanding approximately $505,422,000 principal amount of unsecured indebtedness of the Company, including obligations under loan agreements relating to industrial development revenue bonds issued on behalf of the Company to finance the construction of specified property, all of which ranks equally in right of payment with the Indenture Securities, except for approximately $11,692,000 principal amount of such unsecured indebtedness which is subordinate to all other unsecured indebtedness. In the future, the Company may incur additional unsecured indebtedness, including obligations under industrial development revenue bond loan agreements, and secured indebtedness under mortgages or other security arrangements. At December 31, 1993 there was $380,000,000 of short-term debt outstanding, issued in the form of commercial paper notes, to temporarily and partially fund the GTE Telephone
Properties acquired on December 31, 1993. This short-term debt is expected to be repaid from maturing temporary investments and proceeds from the planned issuance of Securities in 1994.


          Utility properties of a subsidiary of the Company in the state of Arizona are subject to the lien of a mortgage securing $43,486,000 principal amount of indebtedness from federal agencies as of December 31, 1993.

          Unless otherwise stated in the accompanying Prospectus Supplement, it is intended that Debt Securities will be held by the owners as book-entry securities. See below under "Description of Debt Securities -- Book-Entry Debt Securities."

ISSUANCE OF ADDITIONAL SECURITIES

          Additional Debt Securities may be issued under the Indenture. The Indenture does not contain any limitation on the issuance by the Company of other securities, either secured or unsecured.

MERGER, CONSOLIDATION, TRANSFER OF ASSETS

          In the event of a merger, consolidation or transfer of assets of the Company with or to another corporation or entity, in which the Company is not the surviving corporation, the surviving entity shall assume the obligations of the Company for Indenture Securities under the Indenture by execution of a supplemental indenture, and such merger, consolidation or transfer of assets is conditioned upon the surviving entity having a consolidated net worth immediately subsequent to such event at least equal to that of the Company immediately prior to such event.

MODIFICATION OF INDENTURE; DEFEASANCE

          The Indenture provides that, with the consent of the holders of not less than 66 2/3% in principal amount of all series of Indenture Securities affected thereby which are at the time outstanding, the Company and the Trustee may enter into supplemental indentures for the purpose of amending or modifying, in any manner, provisions of the Indenture; provided, however, that no such supplemental indenture, without the consent of the holder of each outstanding Indenture Security affected thereby, shall, among other things, (i) change the maturity of the principal of, or any installment of interest on, any Indenture Security, or reduce the principal amount thereof or the interest thereon or any premium payable upon the redemption thereof, or (ii) reduce the amount of the principal of an original issue discount security that would be payable upon acceleration, or (iii) impair the right to institute suit for the enforcement of any such payment on or after the maturity or redemption date, or (iv) reduce the aforesaid percentage of the Indenture Securities, the consent of the holders of which is required for the execution of any such supplemental indenture or the waiver of compliance with certain covenants (Indenture Section 902).

          The Indenture provides for the defeasance of the Indenture with regard to one or more series of Indenture Securities, or the defeasance of specified covenants of the Indenture applicable to one or more series, upon the deposit in trust of cash or U.S. government securities in an amount sufficient to pay principal, premium, if any, and interest on such series of Indenture Securities and upon satisfaction by the Company of other conditions (Indenture Sections 1302, 1303 and 1304).

          A condition to defeasance with respect to the entire amount of any series of Indenture Securities is an opinion of counsel to the effect that the holders of such series will not realize income for federal income tax purposes as a result of such defeasance.

EVENTS OF DEFAULT

          The Indenture defines an Event of Default with respect to any series of Indenture Securities as being: a default for 60 days in the payment of any interest upon any Indenture Security of such series; a default in the payment of any principal of or premium on any Indenture Security of such series when due; a default in the deposit of any sinking fund payment with respect to such series; a default in the performance of any other covenant in the Indenture applicable to such series which goes unremedied for 90 days after notice of default given by the Trustee or the holders of not less than a majority of principal amount of such series; and includes certain events of bankruptcy, insolvency or reorganization. The Company may add, delete or modify any Event of Default or other similar event with respect to one or more series of Indenture Securities at the time of establishing such series (Indenture Section 501). The Company is required to file with the Trustee all reports required by the Trust Indenture Act of 1939, which includes an annual officer's certificate as to compliance with all conditions and covenants under the Indenture (Indenture Sections 704 and 1006).

          The Indenture provides that, if an Event of Default with respect to a series of Indenture Securities occurs and is continuing, the Trustee or the holders of not less than a majority of principal amount of the outstanding Indenture Securities of such series may declare the principal of the Indenture Securities of such series to be due and payable immediately. The holders of a majority of principal amount of the outstanding Indenture Securities of such series may rescind any such declaration if such Event of Default has been cured or waived and all amounts then due on the Indenture Securities of such series have been paid (Indenture Section 502).

          The Indenture further provides that, if an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce the rights of the Trustee and the rights of the holders of Indenture Securities by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights (Indenture Section 503).

          The Indenture provides that the Trustee shall give to the holders of the Indenture Securities of any series notice of any default relating to such series under the Indenture within 90 days of its occurrence, except that in the
                                                             ------
case of a default by the Company in the performance of any covenant in the Indenture other than those with respect to the payment of principal, premium or interest or deposit of sinking fund payment, no such notice shall be given until at least 30 days after the occurrence thereof, provided that the Trustee may
                                               --------
withhold notice to holders of Indenture Securities of any series of any default (except in payment of the principal of, or premium, if any, or interest on, any Indenture Security or in the making of any sinking fund or similar payment) if it considers it in the interest of the holders of Indenture Securities to do so (Indenture Section 602; and Trust Indenture Act of 1939, Section 315(b)).

          The Indenture provides that the holders of a majority of principal amount of the outstanding Indenture Securities of a series have the right, subject to certain conditions, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee and the right to waive past defaults, other than defaults in, or relating to, the payment of principal, premium or interest (Indenture Sections 512 and 513). The Trustee will not be required to comply with any request or direction of the holders of Indenture Securities pursuant to the Indenture unless offered indemnity against costs, expenses and liabilities which might be incurred by the Trustee as a result of such compliance (Indenture Section 603(d)).

          Holders of Indenture Securities of a series have no right to enforce any remedy under the Indenture unless the Trustee has failed to institute proceedings in respect of an Event of Default relating to such series within 90 days after notice thereof and has received a written request by the holders of not less than a majority of principal amount of the outstanding Indenture Securities of such series with an offer of reasonable indemnity against costs, expenses and liabilities that may be incurred in complying with such request (Indenture Section 507).

CONCERNING THE INDENTURE TRUSTEE

        Chemical Bank, the Trustee, is one of the lending banks on the Company's bank line of credit arrangements.

BOOK-ENTRY DEBT SECURITIES

          Unless otherwise stated in the accompanying Prospectus Supplement, it is intended that the Debt Securities will be held by the owners as book-entry securities and will be issued in the form of one or more fully registered global securities. The global securities will be deposited with, or on behalf of, and will be registered in the name of, the Depository Trust Company, New York, NY, (the "Depositary") or its nominee (Indenture Section 311). Except as set forth below, the global securities may be transferred only to a nominee of the Depositary or to a name designated by an authorized representative of the Depositary or its nominee.

          The Depositary has advised as follows: it is a limited-purpose trust company organized under the banking laws of the State of New York and a "banking organization" within the meaning of that law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the 1934 Act. The Depositary holds securities deposited by its participating organizations ("participants") and facilitates settlement of securities transactions in such securities between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial re-lationship with a participant, either directly or indirectly ("indirect participants"). Persons who are not participants may beneficially own securities held by the Depositary only through participants or indirect participants.

          The Depositary has advised that pursuant to its procedures: (i) upon issuance of the Indenture Securities by the Company, the Depositary will credit the accounts of participants and indirect participants designated by any underwriters, dealers or agents with the principal amount of the Debt Securities purchased and (ii) ownership of beneficial interests in the global debt securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary, the participants and the indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own.
Consequently, the ability to transfer beneficial interests in the global debentures is limited to such extent.

          So long as the Depositary or a nominee of the Depositary is the registered owner of the global debt securities, such Depositary or nominee for all purposes will be considered the sole owner or holder of the Debt Securities under the applicable indenture. Except as provided below, owners of beneficial interests in the global debt securities will not be entitled to have Debt Securities registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities, and will not be considered the owners or holders thereof under the applicable indenture.

          Neither the Company nor the Trustee will have any responsibility or obligation for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global debt securities or for maintaining any records relating to such beneficial ownership interests.

          Principal and interest payments on Debt Securities registered in the name of the Depositary (or its successor or nominee) will be made by the paying agent for the related series under the applicable indenture to the Depositary (or its successor or nominee) as the registered owner of the global debt securities. Under the terms of the Indenture and, unless otherwise stated in the Prospectus Supplement, under the terms of any other applicable indenture the Company and the Trustee will treat the persons in whose names the Debt Securities are registered as the owners of such Debt Securities for the purpose of payment of principal and interest on such Debt Securities, giving any notice permitted or required to be given to holders of Debt Securities, registering the transfer of the global debt securities, and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the Debt Securities, or the giving of any such notice, to owners of beneficial interests in the global debt securities, as the case may be, or, in the event of any sinking fund payment or redemption, the selection of the owners of beneficial interests to receive payment. The Depositary has advised that its present practice is, upon receipt of any payment of principal or interest, to credit immediately the accounts of the participants and indirect participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the global debt securities as shown on the records of the Depositary. Payments by participants and indirect participants to owners of beneficial interests in the global debt securities will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of the participants or indirect participants.

          Global debt securities are exchangeable for definitive Debt Securities in registered form only if (i) the Depositary notifies the Company that it will not continue its services as Depositary for the global debt securities, (ii) the Depositary ceases to be a clearing agency registered under the 1934 Act, (iii) the Company in its sole discretion determines that all such global debt securities shall be exchangeable for definitive debt Securities in registered form, or (iv) an Event of Default (as hereinabove described) with respect to the debt Securities represented by such global debt securities has occurred and is continuing. Any global debt securities that are exchangeable pursuant to the preceding sentence shall be exchangeable for definitive Debt Securities in registered form in denominations of $1,000 and integral multiples thereof. Such definitive Debt Securities shall be registered in the names of the owners of the beneficial interests in such global debt securities as provided by the Depositary's participants (as identified by the Depositary holding such global debt securities).

          In the event that Debt Securities which are held as book-entry debt securities cease to be book-entry debt securities, such Debt Securities will be delivered as registered debt securities without coupons in denominations of $1,000 or any authorized multiple of $1,000. No service charge will be made for any exchange or registration of transfer of any Debt Securities, except that the Company may require payment sufficient to cover any tax or governmental charge in connection therewith (Indenture Sections 302 and 305).


                         DESCRIPTION OF PREFERRED STOCK

          The Company is authorized to issue up to 50,000,000 shares of Preferred Stock, par value $.01 per share. Under the Company's Restated Certificate of Incorporation, as amended, the Board of Directors is empowered to fix, by resolution, or resolutions, the designations, powers, preferences and relative, participating, optional, conversion and other rights and the qualifications, limitations and restrictions of such Preferred Stock, including dividend rates and payment dates, liquidation preferences, conversion prices, voting rights, redemption and sinking fund terms, and other specific terms. Preferred Stock may be issued in one or more classes and in one or more series. In the event that the Directors shall create a class or series of Preferred Stock, the terms shall be as set forth in the resolution of the Directors creating such stock. None of the Company's authorized Preferred Stock has been issued.


          The statements with respect to the Company's Preferred Stock contained in this Prospectus and in any Prospectus Supplement, are summaries of the Company's Restated Certificate of Incorporation and the aforesaid resolutions. Such statements are in all respects subject to and qualified in their entirety by reference by the Restated Certificate and the resolutions fixing the terms of the Preferred Stock.

DIVIDEND RIGHTS

          The holders of Preferred Stock in respect of which an accompanying Prospectus Supplement is being delivered will be entitled to receive dividends when and as declared by the Board of Directors of Citizens, as specified in such accompanying Prospectus Supplement. The date that the initial dividend on such Preferred Stock is expected to be payable will be as set forth in such accompanying Prospectus Supplement. There are no limitations in any existing indentures or any other agreements on the payments of dividends on Preferred Stock.

VOTING RIGHTS

          Any rights of the holders of the shares of any series or class of Preferred Stock will be as set forth in an accompanying Prospectus Supplement.

REDEMPTION AND LIQUIDATION RIGHTS

          Redemption provisions and Liquidation Rights and preferences for the Preferred Stock in respect of which an accompanying Prospectus Supplement is being delivered will be set forth in such accompanying Prospectus Supplement.

TRANSFER AGENT AND REGISTRAR

          The Transfer Agent and Registrar for the Preferred Stock will be as set forth in an accompanying Prospectus Supplement.


               DESCRIPTION OF COMMON STOCK SERIES A AND SERIES B

          Citizens' common equity capital consists of two series: Common Stock Series A and Common Stock Series B. The Company has authorized 200,000,000 shares of Common Stock Series A and 300,000,000 shares of Common Stock Series B. The Company as of March 10, 1994 had outstanding 129,321,066 shares of Common Stock Series A and

53,507,044 shares of Common Stock Series B. The holders of Common Stock Series A and Common Stock Series B are entitled to one vote for each share on all matters voted on by stockholders. Pursuant to Citizens' Restated Certificate of Incorporation, the holders of Common Stock Series A and the holders of Common Stock Series B vote together as a single class on all matters to be voted on by stockholders, unless otherwise expressly required by applicable law. Common Stock Series A is convertible, on a share-for-share basis, and a tax free basis into Common Stock Series B at all times. Common Stock Series B is not convertible into Common Stock Series A. The Board of Directors of Citizens may, in its sole discretion and at any time, require all of the holders of Common Stock Series A to exchange all of their shares of Common Stock Series A for shares of Common Stock Series B on a share-for-share basis. The holders of Common Stock Series A and Series B participate ratably in liquidation.

                                   DIVIDENDS

          The holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors of Citizens out of funds legally available therefor. Dividends have been paid to holders of Common Stock every year without interruption beginning in 1939, with increases in cash dividends or cash value equivalents every year without interruption beginning in 1946. Beginning in 1956, when the two-series common stock capitalization of Citizens was initiated, through 1989, only stock dividends were paid on Common Stock Series A and only cash dividends were paid on Common Stock Series B. Commencing in 1990, Citizens declared and paid stock dividends on shares of both Common Stock Series A and Common Stock Series B. Under present Federal tax law, stock dividends on Common Stock Series A and Common Stock Series B, if paid and received pro-rata and otherwise in the same manner as they have been since 1990, will continue to be free of current federal income taxation on receipt.

          To the extent that stock dividends are declared on Common Stock Series B, the same stock dividend must be declared on Common Stock Series A. To the extent that cash dividends are paid out of funds that are legally available on Common Stock Series B, stock dividends with an equivalent fair value must be paid during the same calendar year on Common Stock Series A, unless cash dividends are declared on Common Stock Series A at the same time and in an equal amount as on Common Stock Series B.

          As noted herein, the Company's Board of Directors may determine the power, preferences and rights of holders of Preferred Stock which may be issued in the future, which may impact the powers and rights of holders of outstanding Common Stock, without any further action by the stockholders of the Company. The holders of Common Stock have no preemptive rights.

                            STOCK DIVIDEND SALE PLAN

          The Company has a Stock Dividend Sale Plan (the "Plan") offered by a separate prospectus that permits holders of shares of Common Stock Series B to have their stock dividends sold quarterly by the Plan Broker with the cash proceeds of the sale distributed to them. The Company absorbs all expenses of the Plan, except for specified brokerage charges incurred in connection with selling the Series B dividend shares. The Company reserves the right to discontinue the Plan at any time.

                                 TRANSFER AGENT

        The Transfer Agent for the Company's Common Stock is the Illinois Stock Transfer Company.



                     [This space intentionally left blank]

                            COMMON STOCK PRICE RANGE

          Prior to February 24, 1992, the Company's common stock was traded on the over-the-counter market as a National Market Issue under NASDAQ symbols CITUA for Series A and CITUB for Series B shares. On February 24, 1992, Citizens commenced trading on the New York Stock Exchange under the symbols CZNA and CZNB for Common Stock Series A and Common Stock Series B, respectively.

          The table below indicates the high and low prices per share for the periods shown. From January 2, 1991, through February 21, 1992, the last day the stock was traded on the over-the-counter market, the prices were taken from the NASDAQ/NMS Monthly Statistical Report. The high and low prices per share from February 24, 1992, through December 31, 1993, were taken from the daily quotations published in The Wall Street Journal during the periods indicated. Prices have been adjusted retroactively for intervening stock dividends, the July 24, 1992 3-for-2 stock split and the August 31, 1993 2-for-1 stock split, rounded to the nearest 1/8th. No adjustment has been made for the 1.1% 1994 first quarter stock dividend, as this adjustment is immaterial.


             1st Quarter     2nd Quarter   3rd Quarter    4th Quarter
            --------------  -------------  ------------  -------------
             High    Low    High    Low    High   Low     High    Low
            ------  ------  -----  ------  ----  ------  ------  -----

1993:
Series A    $17 5/8 13 3/8  18 3/8 15 7/8  18 1/8 13 1/4 19 7/8  16 1/8
Series B    $17 5/8 13 1/2  18 3/8 15 3/4  18 1/8 13 1/4 19 3/4  16 1/8

1992:
Series A    $12 3/8 10 1/2  12 1/8 11      13 5/8 10 3/4 14 1/2  12
Series B    $12 1/8 10 3/8  12 1/8 10 5/8  13 5/8 10 5/8 14 1/2  12

1991:
Series A    $8 1/2   6 1/2  8 1/4   7 3/8   9 5/8  7 3/8 11 1/4   9
Series B    $8 1/2   6 1/2  8 1/8   7 3/8   9 5/8  7 1/8 11 1/4   8 3/4



The reported high and low prices for 1994 through March 22, 1994 were $18 and $15 1/2 per share of Common Stock Series A and $18 1/8 and $15 1/2 per share of Common Stock Series B, respectively. The reported last sale prices on the New York Stock Exchange on March 22, 1994 were $15 5/8 per share of Common Stock Series A and $15 3/4 per share of Common Stock Series B.

                         PRO FORMA FINANCIAL STATEMENTS

                           CITIZENS UTILITIES COMPANY
                       PRO FORMA CONDENSED BALANCE SHEET
                             At December 31, 1993
                                 (In thousands)

  The following Pro Forma Condensed Balance Sheet represents the historical condensed balance sheet of Citizens giving effect to the acquisitions of the GTE Telephone Properties under the purchase accounting method as if the acquisitions had become effective on December 31, 1993. The Pro Forma Condensed Balance Sheet should be read in conjunction with the historical financial statements and related notes thereto of Citizens which are incorporated by reference herein. The Pro Forma Condensed Balance Sheet is not necessarily indicative of what the actual financial position would have been had the transactions occurred at the dates indicated and do not purport to indicate future financial position.



                                                                      Pro Forma
                                                            ------------------------------
                                                Citizens    Adjustments (1)   Adjusted
                                               ---------    -----------       -----------
ASSETS
Current Assets:
  Cash                                        $   21,738    $  636,000 (2)   $   21,738
                                                              (636,000)(3)
  Temporary Investments                           89,752       (89,752)(2)            0
  Accounts Receivable                            114,313                        114,313
  Other                                           14,934                         14,934
                                              ----------                     ----------
  Total Current Assets                           240,737                        150,985
                                              ----------                     ----------
Net Property, Plant and Equipment              1,691,967       636,000 (3)    2,327,967
                                              ----------                     ----------
Investments                                      411,022      (190,248)(2)      220,774
Regulatory Assets                                146,207                        146,207
Deferred Debits and Other Assets                 137,185                        137,185
                                              ----------    ----------       ----------
                                              $2,627,118    $  356,000       $2,983,118
                                              ==========    ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Long-Term Debt Due Within One Year          $    1,620                     $    1,620
  Other                                          246,605                        246,605
  Short-Term Debt                                380,000     $(380,000)(2)            0
                                              ----------                     ----------
   Total Current Liabilities                     628,225                        248,225
Customer Advances for Construction and
 Contributions in Aid of Construction            184,253                        184,253
Deferred Income Taxes                            213,471                        213,471
Regulatory Liabilities                            28,376                         28,376
Deferred Credits and Other Liabilities            50,634                         50,634
Long-Term Debt                                   547,673       368,000 (2)      915,673
                                              ----------                     ----------
                                               1,652,632                      1,640,632
                                              ----------                     ----------
Shareholders' Equity
 Common Stock Issued, $.25 Par Value
  Series A                                        32,447                         32,447
  Series B                                        13,119                         13,119
 Additional Paid-In Capital                      698,688       368,000 (2)    1,066,688
 Retained Earnings                               230,232                        230,232
                                              ----------                     ----------
                                                 974,486                      1,342,486
                                              ----------   -----------       ----------
                                              $2,627,118   $   356,000       $2,983,118
                                              ==========   ===========       ==========

(1) The Company and GTE have signed ten definitive agreements in which the Company will purchase from GTE, for $1.1 billion in cash, certain GTE Telephone Properties serving approximately 500,000 access lines in nine states. On December 31, 1993, 189,000 local telephone access lines in Idaho, Tennessee, Utah and West Virginia were transferred to the Company. The $468 million purchase price for the properties that were transferred on December 31, 1993 was permanently funded with $88 million of Investments and temporarily funded with $380 million of Short-Term Debt. The remaining GTE Telephone Properties are expected to be transferred in 1994.

(2) When added to the $88 million of permanent funding described in Note (1) above, these adjustments reflect the permanent funding of the $1.1 billion purchase price with equal components of Investments (including Temporary Investments), Long-Term Debt and Equity.

(3) Reflects the acquisition of the remaining GTE Telephone Properties expected to be transferred in 1994.

            CITIZENS UTILITIES COMPANY AND GTE TELEPHONE PROPERTIES
              PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                  (In thousands, except for per-share amounts)

          The following Pro Forma Condensed Combined Statements of Income for the year ended December 31, 1993 combine the historical statements of income of Citizens and the GTE Telephone Properties giving effect to the acquisitions as if the acquisitions had been effective on January 1, 1993. The Pro Forma Condensed Combined Statements of Income should be read in conjunction with historical financial statements and related notes thereto of Citizens and those of the GTE Telephone Properties that have been audited which are incorporated by reference herein. The Pro Forma Condensed Statements of Income are not necessarily indicative of what the actual results of operations would have been for the period had the transactions occurred at the date indicated and do not purport to indicate the results of future operations .

                                          Year Ended December 31, 1993
                                ------------------------------------------------
                                                               Pro Forma
                                                       -------------------------
                                  CITIZENS       GTE(1)  Adjustments     Combined
                                ----------  ----------  ------------  -----------
Operating Revenues              $619,392     $396,897                  $1,016,289

Operating Expenses:
 Operating Expenses              403,534      226,054    ($11,000)(2)     618,588
 Depreciation and Amortization    54,698       77,108       8,000 (3)     139,806
                                --------     --------    --------      ----------
  Total Operating Expenses       458,232      303,162      (3,000)        758,394

  Net Operating Income           161,160       93,735       3,000         257,895

Other Income (Deductions)         54,199         (166)    (18,400)(4)      35,633
Interest Expense                  37,431       26,517         200 (5)      64,148
                                --------     --------    --------      ----------

  Income Before Income Taxes     177,928       67,052     (15,600)        229,380

Income Taxes                      52,298       24,758         600 (6)      77,656
                                --------     --------    --------      ----------
  Net Income                    $125,630      $42,294    ($16,200)       $151,724
                                ========     ========    ========      ==========

Earnings Per Share
 of Common Stock:
 Series A and Series B*         $    .71                                 $    .77 (7)
Weighted Average
 Common Shares*                  176,564                                  198,211 (7)

* No adjustment has been made for Citizens' 1.1% 1994 first quarter stock dividend, as this adjustment is immaterial.
- --------------------

See Notes to Pro Forma Financial Statements on page 19.

            CITIZENS UTILITIES COMPANY AND GTE TELEPHONE PROPERTIES NOTES TO PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME


(1) The Company and GTE have signed ten definitive agreements in which the Company will purchase from GTE for $1.1 billion in cash, certain GTE Telephone Properties serving approximately 500,000 access lines in nine states. On December 31, 1993, 189,000 local telephone access lines in Idaho, Tennessee, Utah and West Virginia were transferred to the Company. The remaining GTE Telephone Properties are expected to be transferred in 1994.

(2) Elimination of certain corporate overhead expenses allocated by GTE to the GTE Telephone Properties which will not have a continuing impact on the combined entity.

(3) Represents amortization of the $175 million of excess of purchase price over net book value of assets acquired for the states in which the public utilities commissions have required amortization. In accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation", the remaining $158 million of excess of purchase price over net book value of assets acquired in states where the public utilities commissions have not required amortization will be deferred. The Company intends to seek from the public utilities commissions maximum recovery of the excess of purchase price over net book value in future rate proceedings.

(4) Elimination of tax exempt investment income earned on $368 million of the Company's investments which will be used to partially finance the acquisition of the GTE Telephone Properties.

(5) Represents interest expense on $368 million of additional long-term debt to be issued to partially finance the acquisition of the GTE Telephone Properties, net of the elimination of interest expense on long-term debt associated with the GTE Telephone Properties which will not be assumed by the Company. The Company anticipates that cash flow from operations generated by the acquired properties will be more than sufficient to fund the capital expenditure requirements of the acquired properties.

(6) Adjustment to income tax expense based on taxable income and the applicable effective tax rate.

(7) The pro forma earnings per share is based on the weighted average number of common shares outstanding plus the number of additional shares assumed to have been issued to finance $368 million of the acquisition purchase price assuming such shares were outstanding for the entire respective periods.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1993 1992, and 1991, and for each of the years then ended, incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K, have been so incorporated by reference in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of the West Virginia and Tennessee Operations of GTE South Incorporated, and of the Arizona and Idaho Operations of Contel of the West, Inc., incorporated by reference in this Prospectus, have been examined by KPMG Peat Marwick to the extent and for the periods indicated in their reports, and have been so incorporated by reference in reliance upon the reports of KPMG Peat Marwick, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Contel of New York, Inc. and Contel of West Virginia, Inc., incorporated by reference in this Prospectus, have been examined by Arthur Andersen & Co. to the extent and for the periods indicated in their reports, and have been so incorporated by reference in reliance upon the reports of Arthur Andersen & Co., also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

    The validity of the Securities will be passed upon by Boulanger, Hicks, Stein & Churchill, P.C., 135 East 57th Street, New York, New York, counsel for the Company, and by Simpson Thacher & Bartlett (a partnership which includes professional corporations), 425 Lexington Avenue, New York, New York, counsel for the Underwriters. Legal matters relating to required authorization, if any, of the Securities by the public utilities commissions in the various states will be passed upon by local counsel to the Company in the states of Arizona, Colorado, Hawaii, Louisiana, Tennessee, Vermont and West Virginia. Boulanger, Hicks, Stein & Churchill and Simpson Thacher & Bartlett may rely upon such counsel as to certain matters governed by the laws of such states.


                              PLAN OF DISTRIBUTION

    The Company may sell the Securities (i) through underwriters; (ii) through dealers; (iii) directly to one or more institutional purchasers; or (iv) through agents. Securities may be sold outside the United States. An accompanying Prospectus Supplement will set forth the terms of the offering of Securities including the name or names of any underwriters, dealers, purchasers or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Securities may be listed. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Only firms named in the Prospectus Supplement are deemed to be underwriters, dealers or agents in connection with the Securities offered thereby.

    If underwriters are used in the sale, Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such Securities if any are purchased.

    Securities may be sold directly by the Company or through any firm designated by the Company from time to time, acting as principal or as agent. The Prospectus Supplement will set forth the name of any dealer or agent involved in the offer or sale of the Securities in respect of which the Prospectus Supplement is delivered and the price payable to the Company by such dealer or any commissions payable by the Company to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments for such liabilities which underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with or perform services for the Company in the ordinary course of business.

    The anticipated date of delivery of Securities will be as set forth in the Prospectus Supplement relating to such offering.

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.
          -------------------------------------------

Description                                       Amount /(1)/
- ------------------------------------------------  ------------

 Securities and Exchange Commission filing fee..      $293,103
 Printing and engraving.........................       100,000
 Legal Services.................................        50,000
 Accounting services............................        60,000
 Blue Sky Fees..................................        15,000
 Rating agency fees.............................       120,000
 New York Stock Exchange listing fee............        90,000
 Miscellaneous..................................        37,000
                                                      --------
   Total                                              $765,103
                                                      ========

- ---------------------

(1) All fees are estimated except for the Securities and Exchange Commission filing fee.


Item 15.  Indemnification of Directors and Officers.
          -----------------------------------------

    The Company, being incorporated under the Delaware General Corporation Law, is empowered by Section 145 of such law to indemnify officers and directors against certain expenses, liabilities and payments, including liabilities arising under the Securities Act of 1933, as amended (the "Act"), as therein provided. In addition, By-Laws 24 and 24A of the Company and a resolution adopted by the Board of Directors in connection with the issuance of the Debentures provide for indemnification of specified persons, including officers and directors of the Company, for liabilities arising under said Act, as provided in said By-Laws and resolution.

    The Company also maintains insurance providing coverage for the Company and its subsidiaries against obligations incurred as a result of indemnification of officers and directors. The coverage also insures the officers and directors for a liability against which they may not be indemnified by the Company or its subsidiaries but excludes specified dishonest acts.

Item 16.  Exhibits.
          --------

    An Exhibit Index, containing a list of all exhibits to this registration statement, commences on page II-6.

Item 17.  Undertakings.
          ------------

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

         (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in Item 15 (other than policies of insurance), or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                     [This space intentionally left blank]

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Stamford and State of Connecticut on the 23rd day of March 1994.

                        CITIZENS UTILITIES COMPANY


                        By /s/Robert J. DeSantis
                           __________________________________________
                           Robert J. DeSantis
                           Vice President and Treasurer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

         Signature                   Title               Date
- ---------------------------  ----------------------  -------------
   LEONARD TOW               Chairman of the Board,  March 23, 1994
- ---------------------------  Chief Executive
(Leonard Tow)                Officer, Chief
                             Financial Officer
                             and Director


- ---------------------------  Vice President and      March 23, 1994
   ROBERT J. DESANTIS        Treasurer
- ---------------------------
(Robert J. DeSantis)

- ---------------------------  Director                March 23, 1994
   NORMAN I. BOTWINIK/*/
- ---------------------------
(Norman I. Botwinik)

- ---------------------------  Director                March 23, 1994
   STANLEY HARFENIST/*/
- ---------------------------
(Stanley Harfenist)
                                                     March 23, 1994
- ---------------------------  Director
   ANDREW N. HEINE/*/
- ---------------------------
(Andrew N. Heine)
                                                     March 23, 1994
- ---------------------------  Director
   AARON I. FLEISCHMAN/*/
- ---------------------------
(Aaron I. Fleischman)

- ---------------------------  Director                March 23, 1994
   ELWOOD A. RICKLESS/*/
- ---------------------------
(Elwood A. Rickless)

- ---------------------------  Director                March 23, 1994
   JOHN L. SCHROEDER/*/
- ---------------------------
(John L. Schroeder)

- ---------------------------  Director                March 23, 1994
   ROBERT D. SIFF/* /
- ---------------------------
(Robert D. Siff)

   ROBERT A. STANGER/*/      Director                March 23, 1994
- ---------------------------
(Robert A. Stanger)

- ---------------------------  Director                March 23, 1994
   EDWIN TORNBERG/*/
- ---------------------------
(Edwin Tornberg)

- ---------------------------  Director                March 23, 1994
   CLAIRE L. TOW/* /
- ---------------------------
(Claire Tow)

- ---------------------------
*By /s/ Robert J. DeSantis
- ---------------------------
 Attorney-in-fact


                                 EXHIBIT INDEX


Description
- -----------

Exhibit No. 23.1 Consent of KPMG Peat Marwick.

Exhibit No. 23.2 Consent of Arthur Andersen & Co.

All other exhibits were filed with the Registration Statement on Form S-3, Amendment No. 1 to Registration Statement on Form S-3 or incorporated by reference.